UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 27, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Synacor, Inc.

File No. 001-33843 - CF#32251

       Synacor, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 12, 2015, as amended on March 13, 2015.

       Based on representations by Synacor, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.12.8	through	September 30, 2016
Exhibit 10.12.9	through	September 30, 2016
Exhibit 10.13.6	through	February 28, 2017

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

               Brent J. Fields
               Secretary